
NOVA EMBALAGEM
Sadia
SUÍNO FÁCIL
COSTELA SUÍNA TEMPERADA
FONTE DE PROTEÍNA
NÃO PRECISA DESCONGELAR
DO FREEZER PARA O FORNO
MACIO E SUCULENTO!
NOVA EMBALAGEM
Sadia
#PIZZA
CALABRESA
ASSADA EM FORNO DE PEDRA
SÓ Sadia TEM
#NUGGETS®
QUEIJO
SEQUINHO E CROCANTE
100% CARNE DE PEITO DE FRANGO
EXPERIMENTE NA AIR FRYER
EMPANADO DE PEITO DE FRANGO COM QUEIJO
Sadia
Lasanha
BOLONHESA
MOLHO TIPO CASEIRO
MICRO-ONDAS 11 min

3Q23

RESULTS

brf

Sadia · Perdigão · Qualy · ساديا Sadia · Perdix · Banvit

LEGAL NOTICE

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A. ("BRF" or "Company") management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; (viii) the impacts resulting from the pandemic caused by COVID-19 especially in Brazil and in other markets where BRF operates; (ix) the increase in inflation at the global level; and (x) negative effects of Ukraine's war on the world market. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities.

brf

MAIN FINANCIAL HIGHLIGHTS



Net Revenues R$ million	**13,806**	14,056 in 3Q22
Adjusted EBITDA R$ million	**1,205**	1,384 in 3Q22
Free Cash Flow R$ million	**(21)**	(226) in 3Q22
Net Debt R$ million	**10,352**	14,830 in 3Q22
Leverage Net Debt / LTM Adj. EBITDA	**2.66x**	3.10x in 3Q22

brf

CONSOLIDATED FINANCIAL RESULTS

Gross Profit and Margin (R$ million, %)


18.5%
16.5%
12.7%
15.9%
12.2%
18.0%
17.7%
2,625
2,459
1,683
2,092
2,482
2,598
2,439
1,673
1,486
2,377
3Q22
4Q22
1Q23
2Q23
3Q23
Gross Profit
Pro Forma Gross Profit[1]
Gross Margin

Adjusted EBITDA and Margin (R$ million, %)


9.8%
7.3%
4.6%
8.2%
7.6%
9.0%
8.7%
1,384
1,079
607
1,006
1,205
3Q22
4Q22
1Q23
2Q23
3Q23
Adjusted EBITDA
Adj. EBITDA Margin

(1) Excludes the FX impact of the debt designated as hedge accounting in 2Q23 and the hyperinflation in Türkiye in all quarters presented above. For further details, please refer to the Management Report

brf

BRAZIL


Qualy
cremosa
com sal

Return to double-digit EBITDA margin, getting closer to historical profitability levels, despite *in natura* price pressure


7.0%
9.9%
8.0%
9.6%
11.9%
474
766
513
627
778
3Q22
4Q22
1Q23
2Q23
3Q23
Adjusted EBITDA
Adj. EBITDA Margin

BRAZIL: BUSINESS ENVIRONMENT

Chicken and Pork Prices in Brazil – JOX[1]


100
108
106
96
96
100
84
79
80
83
70
69
67
In natura prices still under pressure
3Q22
4Q22
1Q23
2Q23
3Q23
Chicken Breast
Chicken Leg
Pork Carcass

EBITDA Margin by Category – BRF[2]


Quarterly View
100
98
103
105
108
98
92
93
92
3Q22
4Q22
1Q23
2Q23
3Q23
In Natura
FPP
Monthly View
100
92
99
107
Jun-23
Jul-23
Aug-23
Sep-23
In Natura

COGS/kg Downward Trend (kg)


1Q23
2Q23
3Q23
(10.06)
(9.72)
(8.99)
-3.4%
-7.5%

- **Sharper decrease in 3Q23** vs 2Q23 mainly due to **lower average grains costs.**
- **Reduction in 2Q23** vs 1Q23 was **mainly due to the Efficiency Program initiatives.**

(1) Source: JOX. Base 100 = 3Q22; (2) Source: internal data. Base 100 = 3Q22 (Quarterly View) and Jun-23 (Monthly View). Excludes commemorative products

BRAZIL: BRANDS AND COMMERCIAL EXECUTION



- **Growth of 11.2 thousand new active clients** vs 2Q23, boosting sales potential in the local market.
- **Commercial execution consistently evolving:** greater products availability, shelf space and adherence to recommended retail prices.
- **Logistics service reached new record levels,** evolving +16.1 p.p. in large retail chains and 7.9 p.p. in small retailers (YTD Sep/23 vs YTD Sep/22).
- **Couve Flor Wings and Hot Bowls were awarded as the most innovative products** by FI Innovation Awards.


Sadia
VEG&TAL
Couve-flor wings
Sadia
#HOT BOWLS

Brands evolution, which are **preferred[1] by more than half of Brazilians**

Food 50.8%		Margarines 55.1%
Sadia	Perdigão	Qualy, Deline, Claybom
33.4%	17.4%	55.1%

FOLHA TOP of MIND 2023 — Sadia, Qualy

Winning together in five categories: Christmas dinner, Frozen meals, Mortadella, Smoked sausage, and Margarines.

39.0% Market share in **Processed Products[2]**

(1) Kantar (3Q23). Preference in the Food segment for Sadia and Perdigão and in the Margarines segment for the other brands; (2) Nielsen (3Q23)



INTERNATIONAL

Increase in export authorizations contributed to volume growth and revenues maximization among destinations, given the global chicken oversupply


12.1%
2.6%
-1.7%
4.0%
4.2%
795
164
-106
241
251
3Q22
4Q22
1Q23
2Q23
3Q23
Adjusted EBITDA
Adj. EBITDA Margin

Key player in Brazilian **poultry exports**[1]

29% market share

Key player in Brazilian **pork exports**[1]

18% market share

Exports share[2]

+6.1 p.p. Non-GCC[3]
+4.3 p.p. Africa
+3.5 p.p. China
+2.5 p.p. Americas

+11.2 p.p. Americas

(1) SECEX (3Q23); (2) SECEX (3Q23 vs 2Q23); (3) Considers the following countries, according to SECEX: Algeria, Egypt, Iran, Iraq, Israel, Jordan, Lebanon, Libya, Mauritania, Morocco, Palestine, Somalia, Sudan, Syria, Tunisia, Yemen and Türkiye

INTERNATIONAL: HIGHLIGHTS BY REGION

Halal DDP

GCC

- **Resilience of results in the region** given the strength of the brands and the local distribution network.
- **Increase in FPP market share** (+1.7 p.p.), in line with the **strategy of growing the volume of value-added products.**



Turkey (Türkiye)

- **Good performance in the region** anchored by **the sales increase of Processed products, which have reached 24.2% of total sales** (+4.7 p.p.), **and by higher exports.**

35.8% market share in the GCC countries

22.0% market share in Turkey

International

- **Drop in unsold inventories** (-24.8% vs 2Q23) and **increase in direct factory stuffing** (+5.3 p.p. vs 2Q23).

Export Prices – BRF (USD/kg). Base 100 = 2Q23 Average



100
102
97
93
91
85
2Q23 Avg.
Jul-23
Aug-23
Sep-23
Chicken Breast
Chicken Leg
Chicken Wing
Griller
Pork
Δ Sep-23 vs Avg. 2Q23
-7%
-15%
-3%
+2%
-9%

Direct Exports and Asia

- **19 new export authorizations** to **LatAm, Asia, Eurasia and South Africa**, reaching **50 authorizations in Sep/23 YTD.**

OTHER SEGMENTS

Continuous capture of BRF+ efficiencies still contributing to maximizing the results of the Company's Core segment


21.0%
19.8%
18.8%
16.6%
14.8%
144
135
118
101
123
3Q22
4Q22
1Q23
2Q23
3Q23
Adjusted EBITDA
Adj. EBITDA Margin

brf pet — FARO, Balance, GRAN PLUS, BIOFRESH, GUABI NATURAL

- **Simplification of product portfolio of Faro and Balance brands,** present in the food distribution channel, **along with the optimization of the manufacturing footprint.**
- In the specialized distribution channel, **continuation of the strategy of relationship strengthening with veterinarians, through the participation in important sector fairs,** such as Pet South America (SP) and Cat in Rio (RJ).



brf ingredients

- **Continuation of the strategy of value-added products exports,** mainly hydrolyzed.
- **Increase in production capacity to support continuous demand.**



BRF+: EFFICIENCY PROGRAM CAPTURES

3Q23

ANIMAL COSTS

Feed Conversion


Chicken
Pork
-0.3%
-1.7%
-2.8%
0.0%
-1.6%
-1.5%

Mortality Rate

Chicken and Pork (p.p.)


0.4
-0.2
-2.0
-0.3
-1.7
-0.2
Pork

Hatching

Chicken


2.6p.p.
6.8p.p.
3.8p.p.

INDUSTRY

Production Yield (*In Natura*)

Chicken


1.1p.p.
3.3p.p.
2.5p.p.

Production Yield (*In Natura*)

Pork


2.0p.p.
3.5p.p.
2.7p.p.

COMMERCIAL AND LOGISTICS

Returned Deliveries – Brazil


-0.4%
-1.3%
-0.8%

Logistics Service Level[1]

(p.p.)


OTIF
Fill Rate
1.7
0.4
5.3
9.7
7.9
16.1

■ 3Q23 vs 2Q23 ■ 3Q23 vs 3Q22 ■ YTD '23 vs YTD '22

(1) OTIF: indicator for small retailers; Fill Rate: indicator for large retail chains



ESG
HIGHLIGHTS

ESG: HIGHLIGHTS AND EVOLUTIONS

We achieved **100% animal welfare certification in all poultry and pork slaughtering units in Brazil,** advancing with our commitment to certifying all units by 2025. The certifications were obtained through North America Meat Institute's and National Chicken Council's protocols.

In the year to date, we posted a reduction of ~8% in water consumption per ton produced compared to base year 2020, **equivalent to 2.7 billion liters in 2023,** reflecting our discipline in water management.

In line with our **NetZero strategy** and in partnership with AES Brasil, we are using an average of **14MW of clean energy per month, with the expectation of reaching 80MW yet in 2023.**

Our brand ***Qualy* launched a special package to celebrate the milestone of 12 thousand tons of plastic** recycled in partnership with "eureciclo", **equivalent to approx. 490 million margarine tubs.**





CAPITAL STRUCTURE

INDEBTEDNESS

Net Debt (R$ MM) and Leverage[1] (x)


3.10x
3.55x
3.35x
3.75x
2.66x
14,830
14,598
15,295
15,268
10,352
3Q22
4Q22
1Q23
2Q23
3Q23

PTAX (USD/BRL)[4]	3Q22	4Q22	1Q23	2Q23	3Q23
	5.41	5.22	5.08	4.82	5.01

Debt Profile (R$ MM)

Debt schedule considers the principal amount with the accrual of the IPCA inflation index

75% capital markets

40% of gross debt in hard currencies[2]

7.3 years avg. debt term

8.1 years avg. debt term *pro forma*[3]


Hard Currencies
Other Currencies
RCF
Cash & Equivalents
13,333
1,500
11,833
2,625
1,732
1,368
3,010
2,987
945
625
3,913
1,516
342
3,361
Cash & Equiv.
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
...
2050

(1) Leverage: Net Debt / LTM Adjusted EBITDA; (2) Considers the following currencies: USD (U.S. dollars), EUR (Euro) and AED (United Arab Emirates Dirham); (3) Considering the make-whole redemption in full of the 2024 notes and the *Certificados de Recebíveis do Agronegócio* (CRA) due December 2024, which will also be amortized with the follow-on proceeds; (4) End of Period FX rate

FREE CASH FLOW

R$ million


FREE CASH FLOW
1Q23
2Q23
3Q23
(1,002)
(695)
(21)
1,205
(281)
(536)
(621)
(233)
213
(21)
EBITDA (Adjusted) 3Q23
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 3Q23

NET DEBT EVOLUTION

R$ million


-4,916 (-32.2%)
15,268
(923)
536
621
178
Cash Effect[1]
R$ (803) MM
Δ Cash & Equivalents
R$ (236) MM
Interest Paid on Debt
R$ (590) MM
Non-Cash Effects[1]
R$ 981 MM
Debt FX Variation
R$ 574 MM
Debt Accrued Interest
R$ 335 MM
(5,328)
10,352
Net Debt 2Q23
3.75x
Operating Cash Flow
Investing Cash Flow
Financing Cash Flow ex-FX Effects
FX Variation (Debt, Cash, Interest and Derivatives)
Follow-on
Net Debt 3Q23
2.66x
Leverage: Net Debt / LTM Adj. EBITDA

(1) Considers the main accounting items. Furthermore, in Cash Effects, it is included Cash Derivatives, amounting R$ 23 MM; in Non-Cash Effects, Cash Derivatives, amounting R$ 72 MM

FINAL REMARKS

Efficiency Program: impacts continues to be reflected, with additional captures of ~R$677 MM[1] in 3Q23.

Drop in grains' prices, significantly influencing **the decrease in the COGS/kg.**

Sequential **improvement of profitability of Processed products'** portfolio **in Brazil,** driven by a **better commercial execution** and **lower FIFO levels.**

Brands evolution **with maintenance of market share; brands preferred by more than half of Brazilians, and Sadia and Qualy awarded the Folha Top Of Mind 2023[2].**

50 new export authorizations YTD, allowing flexibility to capture the best market opportunities, maximizing revenues and reducing unsold inventory.

Free Cash Flow converging to **breakeven** combined with a **reduction in leverage.**





(1) Note that the captures are being measured by improvements in operational indicators compared to the same period of the previous year. The values captured will be reflected in our results according to the inventory turnover of our chain; (2) Top of Mind brand award given by Folha de S. Paulo newspaper

Q&A


Sadia
SUPREME
AVE TEMPERADA
Sadia
MINI TENDER
SEM OSSO
PERNIL
peru
TEMPERADO
Sadia